FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Financial results for the quarter and nine months ended December 31, 2015
2.	Auditors Report dated January 28, 2016
3.	Press Release dated January 28, 2016

Item 1

CIN-L65190GJ1994PLC021012
ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)

Sr. no.	Particulars			Three months ended			Nine months ended		Year ended
				December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014	March 31, 2015
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			13,346.07	13,098.87	12,435.21	39,257.50	36,352.67	49,091.14
	a)	Interest/discount on advances/bills		9,862.87	9,664.55	9,031.82	28,902.64	26,298.04	35,631.08
	b)	Income on investments		2,652.48	2,661.40	2,668.79	7,973.00	7,980.66	10,592.77
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		36.22	31.47	53.13	99.22	156.17	195.10
	d)	Others		794.50	741.45	681.47	2,282.64	1,917.80	2,672.19
2.	Other income			4,216.88	3,007.35	3,091.67	10,214.12	8,679.87	12,176.13
3.	TOTAL INCOME (1)+(2)			17,562.95	16,106.22	15,526.88	49,471.62	45,032.54	61,267.27
4.	Interest expended			7,893.11	7,847.39	7,623.55	23,437.97	22,392.48	30,051.53
5.	Operating expenses (e)+(f)			3,110.04	3,100.40	2,866.34	9,277.62	8,388.44	11,495.83
	e)	Employee cost		1,140.43	1,212.59	1,117.83	3,620.30	3,451.08	4,749.88
	f)	Other operating expenses		1,969.61	1,887.81	1,748.51	5,657.32	4,937.36	6,745.95
6.	TOTAL EXPENDITURE (4)+(5)			11,003.15	10,947.79	10,489.89	32,715.59	30,780.92	41,547.36
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)			6,559.80	5,158.43	5,036.99	16,756.03	14,251.62	19,719.91
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			2,844.05	942.16	979.69	4,741.60	2,555.26	3,899.99
9.	Exceptional items			..	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)			3,715.75	4,216.27	4,057.30	12,014.43	11,696.36	15,819.92
11.	Tax expense (g)+(h)			697.62	1,186.16	1,168.26	2,990.03	3,443.01	4,644.57
	g)	Current period tax		1,431.04	1,400.63	1,168.93	4,110.21	3,415.63	4,864.14
	h)	Deferred tax adjustment		(733.42)	(214.47)	(0.67)	(1,120.18)	27.38	(219.57)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)			3,018.13	3,030.11	2,889.04	9,024.40	8,253.35	11,175.35
13.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)			3,018.13	3,030.11	2,889.04	9,024.40	8,253.35	11,175.35
15.	Paid-up equity share capital (face value Rs. 2/- each)			1,162.65	1,161.75	1,158.51	1,162.65	1,158.51	1,159.66
16.	Reserves excluding revaluation reserves			88,422.88	85,396.93	80,654.85	88,422.88	80,654.85	79,262.26
17.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.11	0.08	0.06	0.11	0.06	0.06
	ii)	Capital adequacy ratio (Basel III)		15.77%	16.15%	16.39%	15.77%	16.39%	17.02%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three/nine months) (in Rs.)	5.20	5.22	4.99	15.54	14.27	19.32
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three/nine months) (in Rs.)	5.17	5.18	4.94	15.44	14.14	19.13
18.	NPA Ratio[1]
	i)	Gross non-performing advances (net of write-off)		21,149.19	15,857.82	13,082.62	21,149.19	13,082.62	15,094.69
	ii)	Net non-performing advances		9,907.83	6,759.29	4,773.10	9,907.83	4,773.10	6,255.53
	iii)	% of gross non-performing advances (net of write-off) to gross advances		4.72%	3.77%	3.40%	4.72%	3.40%	3.78%
	iv)	% of net non-performing advances to net advances		2.28%	1.65%	1.27%	2.28%	1.27%	1.61%
19.	Return on assets (annualised)			1.82%	1.89%	1.90%	1.87%	1.85%	1.86%

1.	At December 31, 2015, the percentage of gross non-performing customer assets to gross customer assets was 4.21% and net non-performing customer assets to net customer assets was 2.03%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs. in crore)

Particulars	At
	December 31, 2015	September 30, 2015	March 31, 2015	December 31, 2014
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,162.65	1,161.75	1,159.66	1,158.51
Employees stock options outstanding	6.70	6.92	7.44	7.01
Reserves and surplus	88,422.88	85,396.93	79.262.26	80,654.85
Deposits	407,314.01	384,617.94	361,562.73	355,339.72
Borrowings (includes preference shares and subordinated debt)	177,160.59	156,109.11	172,417.35	152,994.70
Other liabilities and provisions	28,183.97	29,763.33	31,719.85	26,943.65
Total Capital and Liabilities	702,250.80	657,055.98	646,129.29	617,098.44

Assets
Cash and balances with Reserve Bank of India	22,176.27	21,977.39	25,652.91	19,079.82
Balances with banks and money at call and short notice	15,524.28	9,567.88	16,651.71	14,311.33
Investments	163,542.96	154,189.62	158,129.21	149,650.86
Advances	434,799.77	409,692.65	387,522.07	375,345.07
Fixed assets	4,777.52	4,794.20	4,725.52	4,649.57
Other assets	61,430.00	56,834.24	53,447.87	54,061.79
Total Assets	702,250.80	657,055.98	646,129.29	617,098.44

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014	March 31, 2015
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	25,585.14	25,137.61	23,053.82	73,179.07	65,301.97	90,216.23
2.	Net profit	3,122.35	3,418.53	3,265.32	9,773.25	9,161.95	12,246.87
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three/nine months) (in Rs.)	5.37	5.89	5.64	16.83	15.84	21.17
	b) Diluted EPS (not annualised for three/nine months) (in Rs.)	5.34	5.84	5.57	16.70	15.68	20.94
4.	Total assets	895,093.36	850,811.94	793,090.95	895,093.36	793,090.95	826,079.17

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014	March 31, 2015
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	10,074.49	9,988.98	8,566.08	29,064.08	24,290.61	32,991.18
b	Wholesale Banking	8,205.14	7,942.58	8,334.82	24,446.93	24,983.42	33,502.51
c	Treasury	12,458.14	11,191.13	11,162.94	34,985.92	32,342.40	43,931.06
d	Other Banking	504.96	390.14	407.65	1,357.55	1,159.75	1,581.51
	Total segment revenue	31,242.73	29,512.83	28,471.49	89,854.48	82,776.18	112,006.26
	Less: Inter segment revenue	13,679.78	13,406.61	12,944.61	40,382.86	37,743.64	50,738.99
	Income from operations	17,562.95	16,106.22	15,526.88	49,471.62	45,032.54	61,267.27
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	1,145.66	996.91	714.89	2,877.44	1,983.88	2,724.28
b	Wholesale Banking	(217.68)	1,801.28	1,608.33	3,089.47	4,879.54	6,224.07
c	Treasury	2,610.65	1,368.59	1,647.33	5,711.41	4,543.75	6,449.95
d	Other Banking	177.12	49.49	86.75	336.11	289.19	421.62
	Total segment results	3,715.75	4,216.27	4,057.30	12,014.43	11,696.36	15,819.92
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	3,715.75	4,216.27	4,057.30	12,014.43	11,696.36	15,819.92
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(134,868.88)	(132,853.82)	(140,702.05)	(134,868.88)	(140,702.05)	(136,434.46)
b	Wholesale Banking	154,843.95	149,495.39	154,490.85	154,843.95	154,490.85	157,396.86
c	Treasury	59,057.18	62,194.54	62,744.88	59,057.18	62,744.88	52,747.62
d	Other Banking	5,180.97	2,591.09	1,541.52	5,180.97	1,541.52	2,041.50
e	Unallocated	5,379.01	5,138.40	3,745.17	5,379.01	3,745.17	4,677.84
	Total	89,592.23	86,565.60	81,820.37	89,592.23	81,820.37	80,429.36

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008.
2.	"Retail Banking" includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".
3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	"Treasury" includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:
1.	The above financial results have been approved by the Board of Directors at its meeting held on January 28, 2016.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.
3.	In accordance with RBI guidelines on 'Basel III Capital Regulations' read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at December 31, 2015 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.
4.	Other income includes net foreign exchange gain relating to overseas operations of Rs. 142.62 crore, Rs. 190.07 crore, Rs. 191.69 crore and Rs. 642.11 crore for the three months ended December 31, 2015, three months ended September 30, 2015, three months ended December 31, 2014 and year ended March 31, 2015 respectively.
5.	Pursuant to approval by the Board of Directors of the Bank on November 16, 2015, the Bank has sold equity shares representing 4% shareholding in ICICI Prudential Life Insurance Company Limited during the three months ended December 31, 2015 for a total consideration of Rs. 1,300.00 crore. The unconsolidated financial results and consolidated financial results include a gain (before tax) of Rs. 1,242.56 crore and Rs. 1,079.67 crore respectively on this sale in the three months and nine months ended December 31, 2015.
The Bank has entered into share purchase agreements for further sale of 2% stake in ICICI Prudential Life Insurance Company Limited and 9% stake in ICICI Lombard General Insurance Company Limited, which are awaiting governmental and regulatory approvals.
6.	RBI has recently asked banks to review certain loan accounts and their classification over the two quarters ending December 31, 2015 and March 31, 2016. The Bank is undertaking this exercise over the timeframe stipulated by RBI.
7.	In accordance with RBI circular dated July 16, 2015, investment in Rural Infrastructure and Development Fund and other related deposits has been re-classified to Schedule 11 - Other Assets from Schedule 8 - Investments. Consequently, interest on such deposits has also been re-classified to 'Others' from 'income on investments' in Schedule 13 - Interest earned.
8.	In 2008, RBI issued guidelines on debt restructuring, which also covered the treatment of funded interest in cases of debt restructuring, that is, instances where interest for a certain period is funded by a Funded Interest Term Loan (FITL) which is then repaid based on a contracted maturity schedule. In line with these guidelines, the Bank was providing fully for any interest income which was funded through a FITL for cases restructured subsequent to the issuance of the guideline. However, during the year ended March 31, 2015, RBI required similar treatment of outstanding FITL pertaining to cases restructured prior to the 2008 guidelines which were not yet been repaid. In view of the above, and since this item related to prior years, the Bank with the approval of the RBI debited its reserves by Rs. 929.16 crore to fully provide outstanding FITLs pertaining to restructurings prior to the issuance of the guideline in the quarter ended March 31, 2015 as against over three quarters permitted by RBI.
9.	During the three months ended December 31, 2015, the Bank has allotted 4,503,595 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
10.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
11.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.
12.	Rs. 1 crore = Rs. 10 million.

Place: Date:	Mumbai January 28, 2016	For and on behalf of the Board of Directors /s/ N. S. Kannan N. S. Kannan Executive Director DIN-00066009

Item 2

B S R & Co. LLP

Chartered Accountants

5th Floor, Lodha Excelus,	Telephone +91 (22) 4345 5300
Apollo Mills Compound	Fax +91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Auditors’ Report on the Financial Results of ICICI Bank Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To The Board of Directors of

ICICI Bank Limited

1.	We have audited the accompanying standalone quarterly financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 31 December 2015 and the standalone year to date financial results for the period from 1 April 2015 to 31 December 2015, attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, except for the disclosures relating to ‘consolidated Pillar 3 disclosure at 31 December 2015, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the standalone quarterly financial results and the standalone year to date financial results and have not been audited by us. These standalone quarterly financial results and the standalone year to date financial results have been prepared on the basis of the condensed standalone interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these standalone quarterly financial results and the standalone year to date financial results based on our audit of such condensed standalone interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, specified under section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder, provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by the Reserve Bank of India from time to time and other accounting principles generally accepted in India.

2.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, these standalone quarterly financial results as well as the standalone year to date financial results:

i)	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 in this regard; and

ii)	give a true and fair view of the net profit and other financial information for the quarter ended 31 December 2015 as well as the year to date results for the period from 1 April 2015 to 31 December 2015.

BSR& Co. (a partnership firm with	Registered Office:
Registration No. BA61223) converted into	5th Floor, Lodha Excelus
B S R & Co. LLP (a Limited Liability, Partnership	Apollo Mills Compound
with LLP Registration No. AAB-8181)	N. M. Joshi Marg, Mahalaxmi,
with effect from October 14, 2013	Mumbai – 400 011

B S R & Co. LLP

Chartered Accountants

5th Floor, Lodha Excelus,	Telephone +91 (22) 4345 5300
Apollo Mills Compound	Fax +91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Auditors’ Report on the Financial Results of ICICI Bank Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

ICICI Bank Limited

Emphasis of Matter

4.	We draw attention to Note 8 to the standalone quarterly financial results and the standalone year to date financial results, which provides details with regard to the creation of provision relating to Funded Interest Term Loan through utilization of reserves pertaining to the year ended 31 March 2015, as permitted by the Reserve Bank of India vide letter dated 6 January 2015. Our opinion is not modified in respect of this matter.

Other matter

5.	For the purpose of our audit as stated in paragraph 2 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong and Dubai branches of the Bank, whose financial statements reflect total assets of Rs. 1,547,196 million as at 31 December 2015, total revenues of Rs.16, 934 million for the quarter ended 31 December 2015 and Rs. 51,586 million for the period from 1 April 2015 to 31 December 2015 and net cash inflows amounting to Rs. 2,062 million for the quarter ended 31 December 2015 and Rs. 33,096 million for the period from 1 April 2015 to 31 December 2015. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

/s/ Venkataramanan Vishwanath
Venkataramanan Vishwanath
Mumbai	Partner
28 January 2016	Membership No: 113156

BSR& Co. (a partnership firm with	Registered Office:
Registration No. BA61223) converted into	5th Floor, Lodha Excelus
B S R & Co. LLP (a Limited Liability, Partnership	Apollo Mills Compound
with LLP Registration No. AAB-8181)	N. M. Joshi Marg, Mahalaxmi,
with effect from October 14, 2013	Mumbai – 400 011

Item 3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 28, 2016

Performance Review: Quarter ended December 31, 2015

•	20% year-on-year growth in total domestic advances; 24% year-on-year growth in retail advances

•	18% year-on-year growth in current and savings account (CASA) deposits; current and savings account ratio at 45.2% at December 31, 2015

•	9% year-on-year increase in standalone profit after tax to Rs. 9,024 crore (US$ 1.4 billion) for the nine months ended December 31, 2015 (9M-2016) from Rs. 8,253 crore (US$ 1.2 billion) for the nine months ended December 31, 2014 (9M-2015)

•	7% year-on-year increase in consolidated profit after tax to Rs. 9,773 crore (US$ 1.5 billion) for 9M-2016 from Rs. 9,162 crore (US$ 1.4 billion) for 9M-2015

•	Total capital adequacy of 16.74% and Tier-1 capital adequacy of 12.76% on standalone basis at December 31, 2015, including profits for the nine months ended December 31, 2015

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended December 31, 2015.

Profit & loss account

•	Standalone profit after tax increased by 4% to Rs. 3,018 crore (US$ 456 million) for the quarter ended December 31, 2015 (Q3-2016) from Rs. 2,889 crore (US$ 437 million) for the quarter ended December 31, 2014 (Q3-2015).

•	Net interest income increased by 13% to Rs. 5,453 crore (US$ 824 million) in Q3-2016 from Rs. 4,812 crore (US$ 727 million) in Q3-2015.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Non-interest income increased by 36% to Rs. 4,217 crore (US$ 637 million) in Q3-2016 from Rs. 3,091 crore (US$ 467 million) in Q3-2015. During the quarter, the Bank received the approval of Insurance Regulatory and Development Authority of India (IRDAI) for the sale of 4.0% shareholding in ICICI Prudential Life Insurance Company (ICICI Life) to Premji Invest/ its affiliates and the profit on sale was Rs. 1,243 crore (US$ 188 million).

•	The cost-to-income ratio was at 32.2% in Q3-2016 compared to 36.3% in Q3-2015.

•	Provisions were at Rs. 2,844 crore (US$ 430 million) in Q3-2016 compared to Rs. 942 crore (US$ 142 million) in Q2-2016 and Rs. 980 crore (US$ 148 million) in Q3-2015.

•	Standalone profit after tax increased by 9% to Rs. 9,024 crore (US$ 1.4 billion) for the nine months ended December 31, 2015 (9M-2016) from Rs. 8,253 crore (US$ 1.2 billion) for the nine months ended December 31, 2014 (9M-2015).

•	Consolidated profit after tax increased by 7% to Rs. 9,773 crore (US$ 1.5 billion) in 9M-2016 from Rs. 9,162 crore (US$ 1.4 billion) in 9M-2015.

•	Consolidated profit after tax was Rs. 3,122 crore (US$ 472 million) in Q3-2016 compared to Rs. 3,265 crore (US$ 494 million) in Q3-2015.

Operating review

Credit growth

The year-on-year growth in domestic advances was 20% at December 31, 2015. The Bank has continued to see robust growth in its retail business resulting in a year-on-year growth of 24% in the retail portfolio at December 31, 2015. The retail portfolio constituted about 44% of the loan portfolio of the Bank at December 31, 2015. Total advances increased by 16% year-on-year to Rs. 434,800 crore (US$ 65.7 billion) at December 31, 2015 from Rs. 375,345 crore (US$ 56.7 billion) at December 31, 2014.

Deposit growth

The Bank has seen healthy trends in CASA deposit mobilisation. Total CASA deposits increased by 18% year-on-year to Rs. 184,099 crore (US$ 27.8 billion) at December 31, 2015. During Q3-2016, savings account deposits increased by Rs. 6,198 crore (US$ 937 million) and current account deposits increased by Rs. 4,412 crore (US$ 667 million). The Bank’s CASA ratio was 45.2% at December 31, 2015 compared to 45.1% at September 30, 2015 and 44.0% at December 31, 2014. The average CASA ratio was 40.7% in Q3-2016 compared to 39.3% in Q3-2015. Total deposits increased by 15% year-on-year

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

to Rs. 407,314 crore (US$ 61.6 billion) at December 31, 2015. The Bank had a network of 4,156 branches and 13,372 ATMs at December 31, 2015.

Capital adequacy

The Bank’s capital adequacy at December 31, 2015 as per Reserve Bank of India (RBI) guidelines on Basel III norms was 15.77% and Tier-1 capital adequacy was 11.79%, well above regulatory requirements. In line with applicable guidelines, the Basel III capital ratios reported by the Bank for December 31, 2015 do not include the profits for the nine months ended December 31, 2015. Including profits for 9M-2016, the capital adequacy ratio for the Bank as per Basel III norms would have been 16.74% and the Tier I ratio would have been 12.76%.

Asset quality

Net non-performing assets at December 31, 2015 were Rs. 10,014 crore (US$ 1,514 million) compared to Rs. 6,828 crore (US$ 1,032 million) at September 30, 2015. The increase in non-performing assets was primarily due to the decline and continuing weakness in the global steel cycle; and RBI’s objective of early and conservative recognition of stress and provisioning, pursuant to which RBI has asked banks to review certain loan accounts and their classification over the two quarters ending December 31, 2015 and March 31, 2016. The Bank’s net non-performing asset ratio was 2.03% at December 31, 2015 compared to 1.47% at September 30, 2015. The Bank’s provisioning coverage ratio, computed in accordance with RBI guidelines, was 53.2% at December 31, 2015. Net loans to companies whose facilities have been restructured were Rs. 11,294 crore (US$ 1.7 billion) at December 31, 2015 compared to Rs. 11,868 crore (US$ 1.8 billion) at September 30, 2015.

Technology initiatives

The Bank continues to be the market leader in mobile banking based on value of mobile banking transactions in October and November 2015. The Bank’s digital mobile wallet - Pockets - has seen over 3.0 million downloads with significant interest from non-ICICI Bank customers. As a result of the Bank’s focus on digital channels, currently digital channels account for over 60% of total transactions for savings account customers and branches account for less than 10% of the transactions.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Recently, the Bank launched two new digital initiatives to simplify and speed up the assessment for new home loans as well as disbursements linked to the construction stage of projects. The first initiative called ‘Express Home Loans’ allows online approval of home loans within eight working hours. This service is available for all salaried individuals, including non-ICICI Bank customers. The second initiative helps individuals taking home loans for under construction projects to get subsequent disbursements through the Bank’s ‘iLoans’ mobile application in a completely paperless way.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Consolidated results

Consolidated profit after tax was Rs. 3,122 crore (US$ 472 million) in Q3-2016 compared to Rs. 3,265 crore (US$ 494 million) in Q3-2015. The consolidated return on equity (annualised) was 13.5% in Q3-2016 compared to 15.5% in Q3-2015. Consolidated assets grew by 13% from Rs. 793,091 crore (US$ 119.9 billion) at December 31, 2014 to Rs. 895,093 crore (US$ 135.3 billion) at December 31, 2015.

Insurance subsidiaries

ICICI Life achieved a profit after tax of Rs. 436 crore (US$ 66 million) for Q3-2016 compared to Rs. 462 crore (US$ 70 million) for Q3-2015. ICICI Life’s retail weighted received premium increased by 11% from Rs. 3,011 crore (US$ 455 million) in 9M-2015 to Rs. 3,344 crore (US$ 505 million) in 9M-2016. ICICI Life maintained its leadership in the private sector.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector. The gross written premium of ICICI General increased by 21% from Rs. 1,708 crore (US$ 258 million) in Q3-2015 to Rs. 2,072 crore (US$ 313 million) in Q3-2016. The profit after tax of ICICI General was Rs. 130 crore (US$ 20 million) in Q3-2016 compared to Rs. 176 crore (US$ 27 million) in Q3-2015 and Rs. 143 crore (US$ 22 million) in Q2-2016.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore

	FY 2015	Q3- 2015	9M- 2015	Q2-2016	Q3-2016	9M-2016
Net interest income	19,040	4,812	13,960	5,251	5,453	15,820
Non-interest income	12,176	3,091	8,680	3,007	4,217	10,214
- Fee income	8,287	2,110	6,150	2,235	2,262	6,607
- Dividend and other income[1]	2,196	538	1,563	550	513	1,736
- Treasury income	1,693	443	967	222	1,442[2]	1,871[2]
Less:
Operating expense	11,496	2,866	8,388	3,100	3,110	9,278
Operating profit	19,720	5,037	14,252	5,158	6,560	16,756
Less: Provisions	3,900	980	2,556	942	2,844	4,742
Profit before tax	15,820	4,057	11,696	4,216	3,716	12,014
Less: Tax	4,645	1,168	3,443	1,186	698	2,990
Profit after tax	11,175	2,889	8,253	3,030	3,018	9,024
1.	Includes net foreign exchange gains relating to overseas operations of Rs. 642 crore in FY2015, Rs.192 crore in Q3-2015, Rs. 190 crore in Q2-2016 and Rs. 143 crore in Q3-2016.

2.	Includes profit of Rs.1,243 crore on sale of 4.0% shareholding in ICICI Prudential Life Insurance Company

3.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

Rs. crore

	December 31, 2014	March 31, 2015	September 30, 2015	December 31, 2015
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,159	1,160	1,162	1,163
Employee stock options outstanding	7	7	7	7
Reserves and surplus	80,655	79,262	85,397	88,423
Deposits	355,340	361,563	384,618	407,314
Borrowings (includes subordinated debt)[1]	152,994	172,417	156,109	177,161
Other liabilities	26,943	31,720	29,763	28,183
Total Capital and Liabilities	617,098	646,129	657,056	702,251

Assets
Cash and balances with Reserve Bank of India	19,080	25,653	21,977	22,176
Balances with banks and money at call and short notice	14,311	16,652	9,568	15,524
Investments[2]	149,651	158,129	154,190	163,543
Advances	375,345	387,522	409,693	434,800
Fixed assets	4,650	4,725	4,794	4,778
Other assets[2]	54,061	53,448	56,834	61,430
Total Assets	617,098	646,129	657,056	702,251
1.	Borrowings include preference share capital of Rs. 350 crore.

2.	Pursuant to the RBI guideline dated July 16, 2015, the Bank has, effective the quarter ended June 30, 2015, reclassified deposits placed with NABARD, SIDBI and NHB on account of shortfall in lending to priority sector from ‘Investments’ to 'Other Assets'.

3.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee / Nayan Bhatia at 91-22-2653 7131 / 91-22-2653 7144 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 66.16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 28, 2016	By:	/s/ P. Sanker
			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary